Mail Stop 0306


March 9, 2005


By U.S. Mail and Facsimile to (407) 321-3208

Mr. Wayne Thaw
Chief Executive and Chief Financial Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, Florida 32771


	RE: 	TNR Technical, Inc
		Form 10-K / A for the year ended July 31, 2004
		Form 10-Q for the quarter ended October 31, 2004

Dear Mr. Thaw,

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



From 10-K / A for the fiscal year ended July 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 8

Results of Operations - Page 9

1. In future filings please revise your discussion of net sales to disclose the extent to which your sales decreases are attributable to decreases in prices or to decreases in amount of goods you sold. You indicated that your customers are moving to an offshore market but you do not tell investors how your prices and volumes were affected by this move. Refer to Item 303(A)(3)(iii) of Regulation S-
K.

2. In general, MD&A should identify and quantify factors responsible for changes in financial statement items and explain why those changes occurred. For example, under operating expenses you tell investors that salary and employee expenses increased but you do not cite the underlying reasons for your increased expenses. This general guidance should be applied throughout MD&A for all future annual and interim periods.

3. Please revise your MD&A in future filings to disclose:
* A discussion of critical accounting estimates.  Refer to FRR 72.
* Your known contractual obligations as of your balance sheet date.
Refer to Item 303(A)(5) of Regulation S-K.

Financial Statements - Page F-1

Statements of Operations - Page F - 4

Investment gains, net - Page F - 4

4. Supplementally and in future filings please disclose the portion of trading gains and losses for the period that relate to trading securities still held at your balance sheet date. Refer to paragraph
21(e) of SFAS 115.

Statements of Cash Flows - Page F-6

5. Please tell us why you have recorded your purchases of investments as investing activities. We note that you have classified your investments as trading securities and pursuant to the guidance set forth in paragraph 18 of SFAS 115, cash flows from trading securities should be classified as cash flows from operating activities.


Note (1) - Summary of Significant Accounting Policies - Page F-8

(D) - Inventories - Page F-8

6. Please tell us and revise future filings to disclose your accounting policies for valuing inventory, including a discussion of how you determine any reserves.

Note (7) - Lease Commitments - Page F-17

7. We note that you have leased facilities from a related party. Please revise future filings to disclose any amounts due to related parties as of the balance sheet date presented.  It also appears that
this is a 10 year agreement yet you only have disclosed through
2006
on your future lease payment disclosure.

Note (11) - Non-operating Revenue (Expense) - Page F-18

8. Please revise future filings to reflect losses on the sale of disposition of fixed assets within operating income. See paragraph
45
of SFAS 144.

Exhibit 31 and 32 - Certifications

9. Please revise your filings to include currently dated certifications. We note that you amended your filing on October
18,
2004 but you did not update your certifications.

Form 10-K/A for the fiscal year ended July 31, 2004 and Form 10-Q for the quarter ended October 31, 2004

Controls and Procedures

10. We note your statement that "... any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. . ."
Please
revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.


11. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Section II.F.3 of Management`s Reports on Internal Control Over
Financial Reporting and Certification of Disclosure in Exchange
Act
Periodic Reports, Release No. 33-8238.

12. We note your disclosure that "there have been no significant changes in the company`s disclosure controls and procedures or in other factors that could significantly affect the disclosure controls and procedures ..."  Please revise your disclosure to remove the word
significant and to discuss all changes in your internal control over
financial reporting, that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.
*	*	*	*

	As appropriate, please amend your October 31, 2004 Form 10-Q, and July 31, 2004 Form 10-K and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Eric Atallah, Staff Accountant at (202) 824-
5266
or me at (202) 942-2861 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-2813.


      								  Sincerely,


								  Kate Tillan
								  Reviewing Accountant
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Mr. Wayne Thaw
TNR Technical, Inc
March 9, 2005
Page 5